United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 000-29103

STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 Tech Point
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
Name : Tan Lay Koon
Title : President & Chief Executive Officer
Date : October 11, 2004

CORPORATE RELEASE

STATS CHIPPAC LTD. ANNOUNCES THE SUCCESSFUL
COMPLETION OF THE TENDER OFFER AND CONSENT
SOLICITATION BY CHIPPAC INTERNATIONAL COMPANY
LIMITED FOR ANY AND ALL OF CHIPPAC
INTERNATIONAL’S 12 3/4% SENIOR SUBORDINATED NOTES

Singapore and United States — October 7, 2004 — STATS ChipPAC Ltd. (“STATS ChipPAC” — NNM: STTS and SGX: ST Assembly) announced today the successful completion of the tender offer and consent solicitation in respect of any and all of the outstanding 12 3/4% Senior Subordinated Notes due 2009 (CUSIP Nos. 169659 AC3 and 169659 AB5) (the “Notes”) issued by its indirect wholly owned subsidiary ChipPAC International Company Limited (“ChipPAC International”). The tender offer expired at 5:00 p.m., New York City time, on Monday, October 4, 2004.

ChipPAC International received valid tenders of Notes and deliveries of related consents from holders of approximately 62%, or $102,540,000 aggregate principal amount, of Notes outstanding. Accordingly, the requisite consents have been obtained authorizing the adoption of the proposed amendments to the indenture governing the Notes that would eliminate substantially all of the restrictive covenants and certain events of default in the indenture.

The tendered notes were accepted for payment and the amendments to the indenture became operative on October 7, 2004. ChipPAC International paid approximately $109,000,000, plus accrued and unpaid interest, for the Notes validly tendered and related consents validly delivered.

Deutsche Bank Securities Inc. acted as the exclusive Dealer Manager and Solicitation Agent and Global Bondholder Services Corp. acted as Information Agent for the tender offer and consent solicitation.

This press release does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of tenders or consents with respect to any of the Notes. The tender offer and consent solicitation were made solely pursuant to the Offer to Purchase and Consent Solicitation Statement and related documents.

STATS ChipPAC Ltd.
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20
Techpoint, Singapore 569059

About STATS ChipPAC Ltd. (STATS ChipPAC)

STATS ChipPAC Ltd (“STATS ChipPAC” — NNM: STTS and SGX: ST Assembly), is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC’s value proposition is total solutions of fully integrated, multi-site, end-to-end assembly and testing solutions that bring products to market and volume faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs), as well as fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, Korea, China, Malaysia, Taiwan and the United States, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are located in the Netherlands, China, Singapore, Japan, Taiwan, Korea, Malaysia and the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina). STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with the Company’s Test Development Center in Singapore, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both Nasdaq National Market and The Singapore Exchange. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com

Singapore Contacts :

Elaine Ang
Manager, Investor Relations / Corporate
Communications
Tel : (65) 6824 7705, Fax : (65) 6720 7826
email : Elaine.Ang@STATSChipPAC.com

US Contacts :

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652	Tel : (208) 939 3104, Fax : (208) 939 4817
email : Drew.Davies@STATSChipPAC.com	email : Lisa.Lavin@STATSChipPAC.com

The Ruth Group	The Ruth Group
David Pasquale — Executive Vice President	Andrew Rodriguez
Tel : (646) 536 7006	Tel : (646) 536 7032
email : dpasquale@theruthgroup.com	email : arodriguez@theruthgroup.com

STATS ChipPAC Ltd.
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20
Techpoint, Singapore 569059